CERTIFICATE OF QUALIFIED PERSON

EUGENE J. PURITCH, P. ENG.

I, Eugene J. Puritch, P. Eng., residing at 44 Turtlecreek Blvd., Brampton, Ontario, L6W 3X7, do hereby certify that:

1.	I am an independent mining consultant and President of P&E Mining Consultants Inc.

2.

This certificate applies to the technical report titled “NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project Jalisco State Mexico”, (the “Technical Report”) with an effective of March 25, 2015.

3.

I am a graduate of The Haileybury School of Mines, with a Technologist Diploma in Mining, as well as obtaining an additional year of undergraduate education in Mine Engineering at Queen’s University. In addition I have also met the Professional Engineers of Ontario Academic Requirement Committee’s Examination requirement for Bachelor’s Degree in Engineering Equivalency. I am a mining consultant currently licensed by Professional Engineers and Geoscientists New Brunswick (License No. 4778), Professional Engineers and Geoscientists Newfoundland & Labrador (License No. 5998), Association of Professional Engineers and Geoscientists Saskatchewan (License No. 16216) and Ontario Association of Certified Engineering Technicians and Technologists (License No. 45252) the Professional Engineers of Ontario (License No. 100014010) and registered with the Ontario Association of Certified Engineering Technicians and Technologists as a Senior Engineering Technologist. I am also a member of the National and Toronto Canadian Institute of Mining and Metallurgy.

4.

I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I have practiced my profession continuously since 1978. My summarized career experience is as follows:

•	Mining Technologist - H.B.M.& S. and Inco Ltd.,	1978-1980

•	Open Pit Mine Engineer – Cassiar Asbestos/Brinco Ltd.,	1981-1983

•	Pit Engineer/Drill & Blast Supervisor – Detour Lake Mine,	1984-1986

•	Self-Employed Mining Consultant – Timmins Area,	1987-1988

•	Mine Designer/Resource Estimator – Dynatec/CMD/Bharti,	1989-1995

•	Self-Employed Mining Consultant/Resource-Reserve Estimator,	1995-2004

•	President – P&E Mining Consultants Inc,	2004-Present

6.	I have visited the Property that is the subject of this report on September 11, 2014.

7.	I am responsible for authoring Section 15 and coauthoring Section 14, 16, 25 and 26 of the Technical Report along with those sections of the Summary pertaining thereto.

8.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.

9.	I have had no prior involvement with the project that is the subject of this Technical Report.

10.	I have read NI 43-101 and Form 43-101F1. This Technical Report has been prepared in compliance therewith.

11.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: March 25, 2015
Signed Date: April 30, 2015

{SIGNED AND SEALED}

[Eugene J. Puritch]

Eugene J. Puritch, P.Eng.